Oscar Brito
President
Metrospaces, Inc.
888 Brickell Key Dr., Unit 1102
Miami, FL 33131
Phone: (305) 600-0407

VIA ELECTRONIC EDGAR FILING

May 29, 2013

Jeffrey P. Riedler, Esq.
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Metrospaces, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
File No. 333-186559

Dear Mr. Riedler:

On May 23, 2013, the Registrant filed Post-Effective Amendment No. 1 to the referenced Registration Statement.

Based upon discussions with the Staff, it appears that this filing was improvidently made. We therefore respectfully request its withdrawal, whereupon the offering under the Registration Statement, as declared effective on May 15, 2013, will proceed.

Sincerely yours,

METROSPACES, INC.

By:  /s/ Oscar Brito
        Oscar Brito
       President